SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 27, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – October 27, 2022 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs the Senior Management of the company, designated by the Board of Directors’ Meeting held today.

Name	Position
Alejandro Gustavo Elsztain	Chief Executive Officer
Matías Iván Gaivironsky	Chief Financial and Administrative Officer
Alejandro Gustavo Casaretto	Chief Regional Agricultural Officer
Diego Francisco Chillado Biaus	Commercial Manager

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 27, 2022